Exhibit 99.1

August 12, 2013

Press release

Turquoise Hill Resources announces financial results and review of operations for the second quarter of 2013

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the quarter ended June 30, 2013. All figures are in US dollars unless otherwise stated.

HIGHLIGHTS

•	Commissioning of the Oyu Tolgoi mine’s concentrator progressed during Q2’13, and by the end of Q2’13 the concentrator had consistently achieved throughput above 70%.

•	The concentrator is now consistently achieving throughput rates above 80% of design capacity.

•	Concentrator production is in stabilization and optimization phase and is expected to reach full capacity in the second half of 2013.

•	On July 9, 2013, Oyu Tolgoi commenced shipping concentrate to customers in China with an initial sale of approximately 5,800 tonnes of concentrate.

•	As of June 30, 2013, Oyu Tolgoi held 50,200 tonnes of concentrate inventory and is expected to produce between 75,000 and 85,000 tonnes of copper in concentrates for 2013.

•	On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new funding package.

•	Funding and development of the Oyu Tolgoi mine’s underground will be delayed until matters can be resolved with the Mongolian Government and a new timetable has been agreed.

•	Turquoise Hill and Rio Tinto continue to work with the Mongolian Government to reach a common understanding and satisfactorily resolve a range of outstanding issues.

•	Currently, approximately 89% of Oyu Tolgoi’s employees are Mongolian nationals and the number of Mongolian nationals in senior leadership roles is increasing.

•	Underground lateral development at Hugo North continued during Q2’13 with approximately 1,400 metres achieved; sinking of Shafts #2 and #5 progressed during Q2’13.

•	In Q2’13, SouthGobi produced approximately 170,000 tonnes of raw coal with a strip ratio of 15.55.

•	Production at Inova’s Starra 276 mine continued to ramp up during Q2’13 with over 59,000 tonnes of ore produced during June 2013, the expected monthly mining rate.

•	On August 6, 2013, $235 million was advanced to the Company in connection with the sale of its 50% stake in Altynalmas.

Turquoise Hill Resources Ltd. World Trade Centre Suite 615 – 999 Canada Place Vancouver, British Columbia Canada V6C 3E1 T 604 688 5755 www.turquoisehill.com

Commenting on second quarter results, Kay Priestly, Turquoise Hill Chief Executive Officer, said, “The production ramp-up at Oyu Tolgoi is progressing and the concentrator in now consistently achieving throughput rates above 80% of capacity. The commencement of concentrate shipments from Oyu Tolgoi was a significant operational milestone and the mine is currently delivering concentrate to customers. We continue to work with Rio Tinto and the Government of Mongolia on project financing as well as a range of other issues in order to reach a common understanding and successfully resolve matters.”

FINANCIAL RESULTS

In Q2’13, Turquoise Hill recorded a net loss of $105.3 million ($0.10 per share), compared to a net loss of $285.9 million ($0.35 per share) in Q2’12, which was a decrease of $180.6 million. Results for Q2’13 included $46.9 million in revenue; $4.4 million in interest income; a $3.3 million change in the fair value of SouthGobi’s embedded derivatives and $76.9 million of net loss attributable to non-controlling interests. These amounts were offset by $82.5 million in cost of sales; $13.1 million in exploration and evaluation expenses; $60.8 million in other operating expenses; $17.0 million in general and administrative expenses; $6.9 million write-down of materials and supplies inventory; $31.6 million in write-down of property, plant and equipment; $7.7 million in interest expense; $2.1 million in foreign exchange losses and a $1.3 million share of loss of significantly influenced investees.

Turquoise Hill’s cash position, on a consolidated basis at June 30, 2013, was $103.3 million. As at August 12, 2013, Turquoise Hill’s consolidated cash position was approximately $146.3 million.

OYU TOLGOI COPPER-GOLD MINE

Concentrator commissioning progresses and production ramp up continues during Q2’13

During Q2’13, commissioning of the concentrator progressed and concentrate production continued to ramp up. On July 9, 2013, Oyu Tolgoi commenced the shipping of concentrate to customers in China. The initial sale was for approximately 5,800 tonnes of concentrate. By the end of Q2’13, the concentrator had consistently achieved throughput above 70%. The concentrator is now consistently achieving throughput rates above 80% of design capacity. Recovery rates continue to improve (40 day averages as at August 9, 2013 were 80.7% for copper and 64.7% for gold) as operations at the concentrator stabilize. The production team is transitioning from a focus on achieving throughput rates and product quality to improvements in recovery rates. Concentrator production is now in a stabilization and optimization phase and is expected to reach design capacity in the second half of 2013.

As at September 1, 2013, the Oyu Tolgoi mine will have achieved the Commencement of Production, as defined in the October 2009 Investment Agreement between Turquoise Hill, Rio Tinto and the Government of Mongolia.

Oyu Tolgoi operational expectations for 2013

The Oyu Tolgoi mine will progressively ramp up during the second half of 2013 and is expected to produce between 75,000 and 85,000 tonnes of copper in concentrates for the year. The mine is expected to reach full capacity in the second half of 2013.

As of June 30, 2013, Oyu Tolgoi held 50,200 tonnes of concentrate in inventory. Concentrate inventory will build to the equivalent of four to eight weeks of production with shipments of finished product matching production rates by the end of 2013, when up to 36 truck convoys are expected to leave the mine site on a weekly basis.

In Q2’13, a total of approximately 14.6 million tonnes of material was moved from the open pit, approximately 3.2 million tonnes of ore was moved to the stockpile, approximately 3.7 million tonnes of ore was delivered to the crusher and approximately 3.9 million tonnes of ore was processed by the concentrator. Open-pit production rates were reduced during Q2’13 using stockpiled (2.4 million tonnes) and in-pit broken ore in order to preserve cash. Open pit mining activities are expected to ramp back up in Q3’13.

Construction of the open pit and concentrator complex were completed during Q1’13 and mine infrastructure is substantially complete. The building of the Oyu Tolgoi-Gashuun Sukhait road to an existing toll road continues and is expected to be complete in January 2014. The diversion of the Undai River is progressing and is substantially complete. The final cost for the initial development and construction will be approximately $6.2 billion, excluding foreign-exchange exposures.

Long-term sales contracts had been entered into for 75% of the Oyu Tolgoi mine’s concentrate production over the first three to six years of production. A further contract was subsequently entered into for up to 25% of production. These contracts were conditional upon the Oyu Tolgoi mine achieving ore throughput of over 70% for 14 consecutive days. Oyu Tolgoi satisfied this production milestone in July 2013. Accordingly, contracts for up to 70% of total production are now enforceable, and sales under the terms of these contracts have commenced. However, for the remaining contract, the production condition was not met by the contracted deadline, and discussions are on-going with the customer about the future of this sales contract. Oyu Tolgoi is currently delivering concentrate under long-term sales contracts and spot market sales.

Development of the Oyu Tolgoi underground during Q2’13

Underground lateral development at the Hugo North Deposit continued with approximately 1,400 metres achieved during Q2’13. At June 30, 2013, the total distance excavated was approximately 14.9 kilometres.

Sinking of Shaft #2 continued during Q2’13. The depth of the shaft was approximately 1,160 metres below surface, 91% of its final depth, at August 9, 2013. Development of the first of the shaft stations commenced during Q2’13. Sinking activity for Shaft #5, the primary ventilation shaft for underground operations, progressed during Q2’13 and was at a depth of approximately 200 metres below surface, 17% of its final depth, at August 9, 2013.

The feasibility study for the expansion of the Oyu Tolgoi mine is on-going and expected to be complete in the first half of 2014. The feasibility study is assessing value engineering and optimization for the mine and will incorporate actual operating data as it becomes available.

Discussions with the Government of Mongolia

Turquoise Hill and its majority shareholder Rio Tinto plc (Rio Tinto) continue to have constructive discussions with the Government of Mongolia on a range of issues related to the implementation of the Investment Agreement. The Company and Rio Tinto continue to work with the Government of Mongolia to reach a common understanding and satisfactorily resolve the outstanding issues.

Long-term funding

On April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms. These commitments will expire on December 12, 2013. In addition to the approval of the European Bank of Reconstruction and Development (EBRD) and the International Finance Corporation (IFC), the Oyu Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation, and Export-Import Bank of the United States. Turquoise Hill and Rio Tinto continue to be actively engaged with lenders to finalize project financing.

Discussions with the Government of Mongolia about project financing continue. The Company remains committed to project financing and is engaging with the Government of Mongolia with a goal of completing the transaction and beginning to draw from the facility by the end of 2013. However, funding and development of the Oyu Tolgoi mine’s underground will be delayed until matters with the Government of Mongolia can be resolved. Operations of the open-pit mine, commissioning of the concentrator and the on-going export of concentrate from the Oyu Tolgoi mine will continue.

Oyu Tolgoi workforce

Employment at Oyu Tolgoi continues to focus on utilizing Mongolian men and women whose skills are being developed, and who are receiving training. Currently, approximately 89% of Oyu Tolgoi’s employees are Mongolian nationals. Additionally, the number of Mongolians in senior leadership roles is increasing with the recent appointment of a number of individuals to the Oyu Tolgoi executive management team. Mongolians now occupy nearly 50% of all superintendent and specialist-level positions and over 35% of manager/principal roles.

Development and exploration drilling continued in Q2’13

At Hugo North Lift #1, 3,381 metres of infill drilling were completed during Q2’13. The drilling program has been reduced to one drill rig as it nears completion. The drilling is designed to bring the first seven years of production into the measured resource confidence category and is continuing into Q3’13. Optimization of the 2012 Hugo Dummett North resource model is being undertaken and is expected to be completed in Q3’13.

During Q2’13, exploration drilling continued and approximately 1,600 metres of surface diamond drilling was completed by one drill rig on the Oyu Tolgoi mining licence. Additionally, the exploration target portfolio on the core licences was reviewed and reprioritized. The reviewed work program for 2013 is currently being scoped and resourced in detail.

Updating of the Heruga geology model continued during Q2’13. A new resource estimate is being developed to incorporate the Heruga North resource potential.

SOUTHGOBI RESOURCES

In Q2’13, SouthGobi recorded revenue of $0.4 million compared to $8.4 million in Q2’12. Revenue decreased primarily due to decreased sales volumes and a lower average realized selling price. In Q2’13, SouthGobi sold approximately 40,000 tonnes of coal at an average realized selling price of $14.40 per tonne compared to sales of approximately 158,000 tonnes of coal at an average realized selling price of $62.56 per tonne in Q2’12. In Q2’13, SouthGobi’s sales volume and average realized selling price were negatively impacted by the continued softness of the inland China coking coal markets closest to SouthGobi’s operations. Economic activity post transition in China’s leadership has been slower than expected. The Chinese steel industry has been particularly affected and, as a result, demand and prices for coking coal have been negatively impacted. SouthGobi’s average realized selling price was also negatively impacted by SouthGobi’s sales mix in Q2’13, which consisted of thermal coal.

In Q2’13, SouthGobi produced approximately 170,000 tonnes of raw coal with a strip ratio of 15.55 compared to approximately 270,000 tonnes of raw coal with a strip ratio of 4.31 in Q2’12. In Q2’13, SouthGobi primarily moved waste material (overburden) and exposed coal in the pit, aligning its operating activities to the significantly lower demand. SouthGobi’s strip ratio of 15.55 for Q2’13 will not be indicative of the strip ratio moving forward.

Cost of sales was $25.7 million in Q2’13, compared to $25.7 million in Q2’12. Cost of sales comprises the direct cash costs of product sold, mine administration cash costs of product sold, costs related to idled mine assets, inventory write-downs, equipment depreciation, depletion of mineral properties and share-based compensation expense. As a result of the recommencement of mining operations at the Ovoot Tolgoi mine on March 22, 2013, costs related to idled mine assets decreased in Q2’13. However, the 2013 production plan does not fully utilize SouthGobi’s existing mine fleet, therefore, costs related to idled mine assets will continue to be incurred moving forward. In Q2’13, cost of sales included $5.8 million of costs related to idled mine assets (Q2’12: $15.6 million) and $17.2 million of inventory write-downs (Q2’12: $0.8 million). The decrease in cost of sales from Q2’12, excluding costs related to idled mine assets and inventory write-downs, was primarily due to lower sales volumes.

Coal processing infrastructure

In February 2012, SouthGobi successfully commissioned the dry-coal handling facility (DCHF) at the Ovoot Tolgoi mine. The DCHF has the capacity to process nine million tonnes of run-of-mine (ROM) coal per year. The DCHF includes a 300-tonne-capacity dump hopper, which receives ROM coal from the Ovoot Tolgoi mine and feeds a coal rotary breaker that sizes coal to a maximum of 50 millimetres and rejects oversize ash. The DCHF is anticipated to reduce screening costs and improve yield recoveries.

To further enhance product value, SouthGobi has an agreement with Ejinaqi Jinda Coal Industry Co. Ltd (Ejin Jinda) to toll-wash coals from the Ovoot Tolgoi mine. Ejin Jinda’s wet washing facility is located in China approximately 10 kilometres from the Mongolia-China border crossing and approximately 50 kilometres from the Ovoot Tolgoi mine. Primarily, medium and higher-ash coals with only basic processing through Ovoot Tolgoi’s onsite DCHF will be transported from the Ovoot Tolgoi mine to the facility under a separate transportation agreement. Based on preliminary studies, SouthGobi expected coals processed through Ovoot Tolgoi’s onsite DCHF to then be washed to produce coals with ash in the range of 8% to 11% at a yield of 85% to 90%. However, SouthGobi is currently reassessing these preliminary studies. SouthGobi continues to expect that washed coals will generally meet semi-soft coking coal specifications. SouthGobi has delayed plans to commence wet washing coals due to the current market conditions. The commencement of wet washing coals will be aligned with improvements in market conditions.

Governmental, regulatory and internal investigations

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (IAAC) and the Mongolian State Investigation Office (SIA) regarding allegations against SouthGobi and some of its former employees and one current employee. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

Through SouthGobi’s Audit Committee (comprised solely of independent directors), SouthGobi is conducting an internal investigation into possible breaches of law, internal corporate policies and codes of conduct arising from the allegations that have been raised. SouthGobi’s Audit Committee has the assistance of independent legal counsel in connection with its investigation. The Chair of SouthGobi’s Audit Committee is also participating in a tripartite committee, comprised of the Chair of SouthGobi’s Audit Committee, a representative of Rio Tinto and the Chair of the Company’s Audit Committee, which is focused on the investigation of those allegations, including possible violations of anti-corruption laws. Independent legal counsel and forensic accountants have been engaged by this committee to assist it with its investigation. All of these investigations are ongoing but are not yet complete. Information that has been produced to the IAAC by SouthGobi has also been produced by the tripartite committee to Canadian and United States regulatory authorities that are monitoring the Mongolian investigations. SouthGobi continues to cooperate with all relevant regulatory agencies in respect of the ongoing investigations.

Pending the completion of the investigations, SouthGobi, through its Board of Directors and new management, has taken a number of steps to focus ongoing compliance by employees with all applicable laws, internal corporate policies and codes of conduct, and with SouthGobi’s disclosure controls and procedures and internal controls over financial reporting.

New Chief Commercial Officer

On July 31, 2013, SouthGobi announced the appointment of Brett Salt as Chief Commercial Officer and his resignation as a non-executive director, effective August 1, 2013.

INOVA RESOURCES (formerly Ivanhoe Australia Limited)

Inova recognized revenue of $46.5 million during Q2’13 (Q2’12: $19.8 million) from sales of concentrate and doré.

Cost of sales was $56.8 million in Q2’13, compared to $24.1 million in Q2’12. Cost of sales comprises the direct cash costs of product sold, mine administration cash costs of product sold, inventory write-downs, equipment depreciation, depletion of mineral properties and share-based compensation expense. In Q2’13, cost of sales included $11.5 million of inventory write-downs (Q2’12: $7.9 million). The increase in cost of sales from Q2’12, excluding inventory write-downs, was primarily due to higher sales volumes.

In Q2’13, Inova incurred exploration and evaluation expenses of $6.3 million (Q2’12: $24.0 million) and other operating expenses of $2.8 million (Q2’12: $6.7 million). The Q2’13 reduction in expenditures from Q2’12 was a result of cost savings identified by the strategic review released in August 2012.

In Q2’13, Inova continued to explore its extensive and prospective leases in the Cloncurry region, north-western Queensland.

Due to decreases in commodity prices and increases in mining costs, Turquoise Hill conducted an impairment analysis whereby the carrying value of the Osborne copper-gold operation’s asset group was assessed. The asset group’s recoverable amount was based on estimated future cash flows that assume the depletion of the Osborne copper-gold operation’s three underground mines – Kulthor, Osborne and Starra 276 – will continue until the end of 2016. Since the carrying value of the asset group was determined to be higher than its recoverable amount, an impairment loss of $26.7 million, based on discounted estimated future cash flows associated with value beyond proven and probable reserves, was recorded during Q2’13. The estimates and assumptions incorporated in the impairment analysis are subject to certain risks and uncertainties which may materially affect the future net cash flows expected to be generated.

Osborne copper-gold operation

During Q2’13, Inova mined 365,149 tonnes of ore from the Osborne copper-gold operation’s three underground mines – Kulthor, Osborne and Starra 276. In 2013, Inova expects to mine between 1.4 million and 1.6 million tonnes of ore from these three mines.

Inova completed the development of the Starra 276 underground mine in February 2013. Mine production continued to ramp up during Q2’13 with the month of June 2013 recording over 59,000 tonnes of ore produced, the expected monthly mining rate from Starra 276.

In Q2’13, the Osborne copper-gold operation milled 393,251 tonnes of ore. Recovery rates averaged 85.7% for copper and 63.7% for gold, and the plant produced 21,801 dry metric tonnes of concentrate containing 5,451 tonnes of copper. A process improvement program was instigated to improve processing performance and recovery rates with the Starra 276 ore in the mill feed blend. Recoveries of copper and gold continued to improve during Q2’13, with June 2013 recovery rates of 88.2% for copper and 69.6% for gold. During Q2’13, gold production, in both concentrate and doré, totalled 6,459 ounces.

Merlin Molybdenum-Rhenium Project

The value engineering work program that aimed to enhance the Merlin project’s economics was finalized during Q2’13. The outcome from the work program supported the view that Merlin has the potential to be a low cost primary producer of molybdenum and rhenium and thus supports the continuation of further optimization work. This work is planned to lead ultimately to the output of a revised feasibility study. Inova also plans to source a strategic partner for the project.

KYZYL GOLD PROJECT

Sale of stake in Altynalmas

On February 13, 2013, the Company announced that it had signed an agreement with Sumeru Gold BV (Sumeru) for the sale of the Company’s 50% interest in Altynalmas for total cash consideration of $300 million. Subsequently, on August 2, 2013, the Company announced that, in light of changes in the gold market, it had entered into an additional agreement with Sumeru in connection with the sale. The supplemental agreement reflects a conditionally reduced cash consideration of $235 million. On August 6, 2013, Sumeru satisfied a key condition of the revised transaction structure by advancing $235 million to the Company ahead of completion of the transaction. Completion of the transaction remains subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

CORPORATE ACTIVITIES

The Company signs binding term sheet with Rio Tinto for new funding package

On June 28, 2013, the Company entered into an agreement with majority shareholder Rio Tinto for a non-revolving bridge facility for up to $225 million that was set to mature on August 12, 2013 (Short-Term Bridge Facility). Amounts advanced to the Company under the Short-Term Bridge Facility bear interest at LIBOR plus 5%.

On August 6, 2013, $235 million was advanced to the Company in connection with the sale of its 50% interest in Altynalmas, and this amount was used to repay in full the $224.8 million principal then outstanding on the Short-Term Bridge Facility.

On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new funding package. The Short Term Bridge Facility, which is now undrawn, was extended to enable the Company to drawdown against it in order to fund a cash call obligation for Oyu Tolgoi due on August 13, 2013 and until definitive agreements for the new bridge facility (New Bridge Facility) are finalized, which is expected to be on or around August 28, 2013. Rio Tinto has waived its right to exercise its option to convert all or any amounts outstanding under the Short-Term Bridge Facility into the Company’s common shares, and the New Bridge Facility is not convertible into any securities of the Company.

Under the New Bridge Facility, Rio Tinto will provide the Company with a secured $600 million bridge funding facility that matures on December 31, 2013. The New Bridge Facility will have a front end fee of $6 million, an interest rate of LIBOR plus 5% per annum on drawn amounts and a commitment fee of 2% per annum on undrawn amounts. The facility will be used initially to refinance any amounts outstanding under the Short-Term Bridge Facility and thereafter be used for the continued ramp up of phase one of the Oyu Tolgoi mine development.

Under the terms of the New Bridge Facility, in the event that the Oyu Tolgoi project financing funds are not available to repay the $600 million New Bridge Facility and the $1.8 billion interim funding facility, which both mature on December 31, 2013, the Company would be obligated to launch a rights offering, with a standby commitment from Rio Tinto, to close by the end of 2013, the proceeds of which would be used to repay both facilities.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by AMC Consultants as Mining Manager and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as a Principal Geologist. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)

	Quarter Ended
	Jun-30 2013	Mar-31 2013	Dec-31 2012	Sep-30 2012
Revenue	$46.9	$44.0	$41.6	$23.8
Cost of sales	(82.5)	(68.8)	(57.9)	(54.9)
Exploration, evaluation and other operating expenses	(74.0)	(32.7)	(131.7)	(55.3)
General and administrative	(17.0)	(15.8)	(23.7)	(18.3)
Write-down of carrying value of property, plant and equipment	(31.6)	—	(12.9)	(2.3)
Foreign exchange (losses) gains	(2.1)	(1.9)	(7.9)	13.9
Change in fair value of derivative	—	—	—	176.2
Change in fair value of embedded derivatives	3.3	0.7	0.6	12.9
Net (loss) income from continuing operations attributable to parent	(105.3)	(50.7)	(182.4)	114.3
Loss from discontinued operations attributable to parent	—	—	—	—

Net (loss) income attributable to parent	(105.3)	(50.7)	(182.4)	114.3

Basic (loss) income per share attributable to parent
Continuing operations	($0.10)	($0.05)	($0.18)	$0.12
Discontinued operations	$0.00	$0.00	$0.00	$0.00

Total	($0.10)	($0.05)	($0.18)	$0.12

Diluted (loss) income per share attributable to parent
Continuing operations	($0.10)	($0.05)	($0.18)	$0.12
Discontinued operations	$0.00	$0.00	$0.00	$0.00

Total	($0.10)	($0.05)	($0.18)	$0.12

	Jun-30 2012	Mar-31 2012	Dec-31 2011	Sep-30 2011
Revenue	$28.2	$40.2	$51.0	$60.5
Cost of sales	(49.7)	(30.4)	(44.2)	(54.0)
Exploration, evaluation and other operating expenses	(65.1)	(76.8)	(88.2)	(79.6)
General and administrative	(81.0)	(31.5)	(34.6)	(21.4)
Write-down of carrying value of property, plant and equipment	—	—	(16.6)	—
Financing costs	(164.4)	—	—	—
Foreign exchange gains (losses)	(8.7)	9.9	13.3	(35.6)
Change in fair value of derivative	18.5	—	—	—
Change in fair value of embedded derivatives	26.8	(0.8)	10.8	62.1
Gain on settlement of note receivable	—	—	—	103.0
Net (loss) income from continuing operations attributable to parent	(285.9)	(80.6)	(85.8)	16.4
Loss from discontinued operations attributable to parent	—	—	—	(9.1)

Net (loss) income attributable to parent	(285.9)	(80.6)	(85.8)	7.3

Basic (loss) income per share attributable to parent
Continuing operations	($0.35)	($0.10)	($0.04)	$0.02
Discontinued operations	$0.00	$0.00	$0.00	($0.01)

Total	($0.35)	($0.10)	($0.04)	$0.01

Diluted (loss) income per share attributable to parent
Continuing operations	($0.35)	($0.10)	($0.04)	$0.02
Discontinued operations	$0.00	$0.00	$0.00	($0.01)

Total	($0.35)	($0.10)	($0.04)	$0.01

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia, which is expected to begin commercial production in the first half of 2013. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); and a 57% interest in copper-gold miner Inova Resources (ASX, TSX: IVA), formerly Ivanhoe Australia.

Contacts

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Turquoise Hill to be materially different from future results, performances or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and goals and the environment in which Turquoise Hill will operate in the future, including the price of copper and gold, anticipated capital and operating costs, the ability to complete the disposition of certain of its non-core assets, such as Turquoise Hill’s 50% interest in Altynalmas Gold Ltd., the ability and timing to complete project financing, and the evolution of discussions between Turquoise Hill and Rio Tinto with the Government of Mongolia on a range of issues relating to the implementation of the Investment Agreement, project development costs, operating budgets, management fees and governance. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements and information include, among others, copper and gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, legal and political risks in Mongolia, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities, litigation risks, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although Turquoise Hill has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

With respect to specific forward-looking information and statements concerning the construction, development and prospects of the Oyu Tolgoi mine, Turquoise Hill has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction of mining and processing facilities; the impact of changes in interpretation of, or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of necessary environmental and other government permits, and the timing of those permits; the availability of funding on reasonable terms; the timing and availability of a coal-fired power plant for Oyu Tolgoi mine; projected copper and gold prices and demand; anticipated yearly production of copper and gold at the Oyu Tolgoi mine; and the development and concentrator nameplate capacity of the project’s second phase of development expansion and associated costs.

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” elsewhere in the Company’s MD&A. Except as required by law, Turquoise Hill does not assume the obligation to revise or update these forward-looking statements and forward-looking information after the date of this document or to revise them to reflect the occurrence of future unanticipated events.